Exhibit 4.9

Amendment No. 4

to the

JBG SMITH Properties

2017 Omnibus Share Plan

The 2017 Omnibus Share Plan of JBG SMITH Properties, effective July 17, 2017, as amended (the “Plan”), is hereby amended as follows, subject to and effective upon approval by the Company’s shareholders:

1.The first sentence of Section 2 of the Plan is hereby amended in its             entirety to read as follows:

“Subject to the provisions of this Section 2 or any adjustment as provided in Section 18, effective April 25, 2024, awards may be granted under the Plan with respect to 25,830,200 Share Equivalents (as defined below), which, in accordance with the share counting provisions of this Section 2, would result in the issuance of up to a maximum of 25,830,200 common shares, par value $.01, of beneficial interest in the Trust (the “Shares”) if all awards granted under the Plan were Full Value Awards (as defined below) and 25,830,200 Shares if all awards granted under the Plan were not Full Value Awards.”